FOR IMMEDIATE RELEASE         Contact-Guy T. Marcus
October 24, 1995                      Vice President-Inv. Rel.
                                      (214) 978-2691

              HALLIBURTON REPORTS STRONG THIRD QUARTER

     DALLAS, Texas -- Halliburton Company (NYSE:HAL) today reported substantially higher earnings of $68.8 million, or $.60 per share, from continuing operations for the 1995 third quarter compared to $49.5 million, or $.43 per share in the 1994 third quarter. Continuing operations consist of the company's core business segments Halliburton Energy Services and Engineering and Construction Services.

     Discontinued operations consist of the company's insurance services business segment. During the 1995 third quarter Halliburton announced plans to spin-off its Highlands Insurance Group, Inc. subsidiary to Halliburton shareholders by the end of 1995. In connection with the planned spin-off, in the 1995 third quarter Highlands increased reserves for claim losses and related expenses and provided for certain legal matters of the discontinued business. These charges, together with certain other provisions associated with Halliburton's complete exit from the insurance business and the operating results of Highlands produced an after-tax loss of $67.7 million, or $.59 per share, by the discontinued insurance business in the 1995 third quarter compared to income of $2.2 million, or $.02 per share, in the year earlier period.


                               Page 5 of 8 pages
                      The Exhibit Index appears on Page 4

     The combined net income of both continuing operations and discontinued operations for the 1995 third quarter was $1.1 million, or $.01 per share, compared to $51.7 million, or $.45 per share, for the 1994 comparable quarter.

     The Halliburton Energy Services business segment's revenues were $683.0 million for the 1995 third quarter, an increase of 6% compared to the 1994 third quarter. During such period the worldwide rotary rig count declined by about 3%. The year ago quarter included revenues of some businesses sold in late 1994 and revenues, on a comparable basis, increased 9%. International business increased 18% compared to the year earlier quarter and accounted for 60% of the 1995 third quarter's total revenues. Growth was recognized in all international regions, with the largest gain experienced in Latin America.

     Halliburton Energy Services' operating income was $88.2 million in the 1995 third quarter, 8% above the year earlier quarter and a 24% increase compared to the 1995 second quarter. Operating margins improved to 12.9% in the 1995 third quarter.

     The Engineering and Construction Services business segment's 1995 third quarter revenues of $806.8 million were 14% higher than the year earlier period, while operating income increased 55% compared to the 1994 third quarter. Operating margins improved to 3.9% compared to 2.9% last year. Increased revenues and operating income were led by the Brown & Root Energy Services business unit.


                               Page 6 of 8 pages
                      The Exhibit Index appears on Page 4

     Thomas H. Cruikshank, Halliburton Company's chairman of the board, said, "Halliburton's strong performance in the 1995 third quarter reflects continued earnings progress at both Halliburton Energy Services and Brown & Root's engineering and construction businesses and such growth is being accompanied by improving profit margins. Our businesses are benefitting from the restructuring and cost efficiency programs implemented over the past several years. I am optimistic about future prospects for both business segments as they focus their resources on developing new business opportunities in the growing international marketplace.

     "The spin-off of Highlands to Halliburton's shareholders completes our exit from the insurance business. The spin-off is a win-win action in that Halliburton can now give its entire focus to its core businesses, while Highlands can now go forward as an independent company with a strategy based solely on its own objectives."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                     # # #


                               Page 7 of 8 pages
                      The Exhibit Index appears on Page 4

                                  HALLIBURTON COMPANY

                            Quarter Ended     Nine Months Ended
                             September 30,      September 30,
                         --------- ---------  --------- ---------
                            1995      1994       1995      1994
                         --------- ---------  --------- ---------
                        Millions of dollars except per share data
Revenues
 Energy services         $  683.0  $  642.8   $1,881.6  $1,847.4
 Engineering and
  construction services     806.8     704.8    2,279.7   2,185.1
                         --------- ---------  --------- ---------
    Total revenues       $1,489.8  $1,347.6   $4,161.3  $4,032.5
                         ========= =========  ========= =========
Operating income
 Energy services         $   88.2  $   81.9   $  211.5  $   95.2
 Engineering and
  construction services      31.2      20.2       80.2      45.8
 General corporate
  expenses                   (8.3)     (5.5)     (21.9)    (17.6)
                         --------- ---------  --------- ---------
 Total operating income     111.1      96.6      269.8     123.4

Interest expense            (15.0)    (12.6)     (40.1)    (33.6)
Interest income              10.0       2.7       24.2       8.4
Foreign currency
  gains (losses)             (2.5)     (1.7)       0.6     (15.2)
Other nonoperating, net       0.3      (0.8)       0.5       0.4
                         --------- ---------  --------- ---------
Income from continuing operations
 before income taxes and
 minority interest          103.9      84.2      255.0      83.4

Provision for
 income taxes               (34.9)    (35.0)     (92.1)    (33.3)
Minority interest            (0.2)      0.3       (1.0)      0.0
                         --------- ---------  --------- ---------
Income from continuing
 operations                  68.8      49.5      161.9      50.1

Income (loss) from
 discontinued operations,
 net of income taxes        (67.7)      2.2      (65.5)      0.2
                         --------- ---------  --------- ---------
Net income               $    1.1  $   51.7   $   96.4  $   50.3
                         ========= =========  ========= =========

Income (loss) per share:
 Continuing operations   $   0.60  $   0.43   $   1.41  $   0.44
 Discontinued operations    (0.59)     0.02      (0.57)     0.00
 Net income                  0.01      0.45       0.84      0.44

Average common and common share
 equivalents outstanding    114.6     114.2      114.4     114.2

* Per share amounts are based upon average number of common and common share equivalents outstanding.

                               Page 8 of 8 pages
                      The Exhibit Index appears on Page 4